UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
(Amendment No. 1)

 Under the Securities Exchange Act of 1934

  KRISPY KREME DOUGHNUTS, INC.

(Name of Issuer)

 Common Stock, No Par Value

(Title of Class of Securities)

  501014 10 4

(CUSIP Number)

John N. McAleer 370 Knollwood Street, Suite 500 Winston-Salem, NC 27103 (336) 725-2981

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                                             November 29, 2001
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box         [  ]

(Continued on following pages)

SCHEDULE 13D

CUSIP No.  501014 10 4                                                                                            Page 1 of 12

1              NAME OF REPORTING PERSON                                                         I.R.S. IDENTIFICATION NUMBER

                McAleer Investments Limited Partnership

                ______________________________________________________________________________

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)    [X]
                                                                                                                                                    (b)    [   ]

                ______________________________________________________________________________
3.             SEC USE ONLY

                ______________________________________________________________________________
4.             SOURCE OF FUNDS
                OO

                ______________________________________________________________________________
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                      [   ]

                ______________________________________________________________________________
6.             CITIZENSHIP OR PLACE OF ORGANIZATION
                North Carolina

                ______________________________________________________________________________
NUMBER OF                                                        7.               SOLE VOTING POWER
SHARES BENEFICIALLY OWNED
BY EACH REPORTING                                                         3,157,452
PERSON WITH                                                    __________________________________________________
                                                                                8.               SHARED VOTING POWER

                                                                                                  None

                                                                                __________________________________________________
                                                                                9.               SOLE DISPOSITIVE POWER

                                                                                                  3,157,452

                                                                                _________________________________________________
                                                                                10.             SHARED DISPOSITIVE POWER

                                                                                                  None

                ______________________________________________________________________________
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,157,452 shares

                ______________________________________________________________________________

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                ROW (11) EXCLUDES CERTAIN SHARES                                                                             [   ]

                ______________________________________________________________________________

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.9

                ______________________________________________________________________________
14.           TYPE OF REPORTING PERSON
                PN

SCHEDULE 13D

CUSIP No.  501014 10 4                                                                                            Page 2 of 12

1              NAME OF REPORTING PERSON                                                          I.R.S. IDENTIFICATION NUMBER

                John N. McAleer

                ______________________________________________________________________________

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)    [X]
                                                                                                                                                     (b)    [   ]

                ______________________________________________________________________________
3.             SEC USE ONLY

                ______________________________________________________________________________
4.             SOURCE OF FUNDS
                OO

                ______________________________________________________________________________
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                        [   ]

                ______________________________________________________________________________
6.             CITIZENSHIP OR PLACE OF ORGANIZATION
                USA

                ______________________________________________________________________________
NUMBER OF                                                        7.               SOLE VOTING POWER
SHARES BENEFICIALLY OWNED
BY EACH REPORTING                                                         1,159,431
PERSON WITH                                                    __________________________________________________
                                                                                8.               SHARED VOTING POWER

                                                                                                  3,157,452

                                                                                __________________________________________________
                                                                                9.               SOLE DISPOSITIVE POWER

                                                                                                  1,159,431

                                                                                __________________________________________________
                                                                                10.             SHARED DISPOSITIVE POWER

                                                                                                  3,157,452

                ______________________________________________________________________________
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,316,883 shares

                ______________________________________________________________________________
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                ROW (11) EXCLUDES CERTAIN SHARES                                                                               [   ]

                ______________________________________________________________________________

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.0

                ______________________________________________________________________________
14.           TYPE OF REPORTING PERSON
                IN

SCHEDULE 13D

CUSIP No.  501014 10 4                                                                                            Page 3 of 12

1              NAME OF REPORTING PERSON                                                         I.R.S. IDENTIFICATION NUMBER

                Jeanne McAleer Sanderford

                ______________________________________________________________________________

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)    [X]
                                                                                                                                                     (b)    [   ]

                ______________________________________________________________________________
3.             SEC USE ONLY

                ______________________________________________________________________________
4.             SOURCE OF FUNDS
                OO

                ______________________________________________________________________________
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                        [   ]

                ______________________________________________________________________________
6.             CITIZENSHIP OR PLACE OF ORGANIZATION
                USA

                ______________________________________________________________________________
NUMBER OF                                                        7.                SOLE VOTING POWER
SHARES BENEFICIALLY OWNED
BY EACH REPORTING                                                         469,504
PERSON WITH                                                    __________________________________________________
                                                                                8.                SHARED VOTING POWER

                                                                                                  3,157,452

                                                                                __________________________________________________
                                                                                9.                SOLE DISPOSITIVE POWER

                                                                                                   469,504

                                                                                __________________________________________________
                                                                                10.              SHARED DISPOSITIVE POWER

                                                                                                   3,157,452

                ______________________________________________________________________________
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,626,956 shares

                ______________________________________________________________________________
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                ROW (11) EXCLUDES CERTAIN SHARES                                                                               [   ]

                ______________________________________________________________________________

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.7

                ______________________________________________________________________________

14.           TYPE OF REPORTING PERSON
                IN

SCHEDULE 13D

CUSIP No.  501014 10 4                                                                                            Page 4 of 12

1              NAME OF REPORTING PERSON                                                          I.R.S. IDENTIFICATION NUMBER

                Shannon McAleer Silvernail

                ______________________________________________________________________________

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)    [X]
                                                                                                                                                     (b)    [   ]

                ______________________________________________________________________________

3.             SEC USE ONLY

                ______________________________________________________________________________
4.             SOURCE OF FUNDS
                OO

                ______________________________________________________________________________
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                        [   ]

                ______________________________________________________________________________
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

                USA

                ______________________________________________________________________________
NUMBER OF                                                        7.                SOLE VOTING POWER
SHARES BENEFICIALLY OWNED
BY EACH REPORTING                                                         568,424
PERSON WITH                                                    __________________________________________________
                                                                                8.                SHARED VOTING POWER

                                                                                                   3,157,452

                                                                                __________________________________________________
                                                                                9.                SOLE DISPOSITIVE POWER

                                                                                                  568,424

                                                                                __________________________________________________
                                                                                10.             SHARED DISPOSITIVE POWER

                                                                                                  3,157,452

                ______________________________________________________________________________
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,725,876 shares

                ______________________________________________________________________________

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                ROW (11) EXCLUDES CERTAIN SHARES                                                                               [   ]

                ______________________________________________________________________________
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.9

                ______________________________________________________________________________
14.           TYPE OF REPORTING PERSON
                IN

SCHEDULE 13D

CUSIP No.  501014 10 4                                                                                            Page 5 of 12

1              NAME OF REPORTING PERSON                                                          I.R.S. IDENTIFICATION NUMBER

                Patricia McAleer Dorgan

                ______________________________________________________________________________

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)    [X]
                                                                                                                                                     (b)    [   ]

                ______________________________________________________________________________
3.             SEC USE ONLY

                ______________________________________________________________________________
4.             SOURCE OF FUNDS
                OO

                ______________________________________________________________________________
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                        [   ]

                ______________________________________________________________________________
6.             CITIZENSHIP OR PLACE OF ORGANIZATION
                USA

                ______________________________________________________________________________
NUMBER OF                                                        7.                SOLE VOTING POWER
SHARES BENEFICIALLY OWNED
BY EACH REPORTING                                                         525,434
PERSON WITH                                                    __________________________________________________
                                                                                8.                SHARED VOTING POWER

                                                                                                   3,157,452

                                                                                __________________________________________________
                                                                                9.                SOLE DISPOSITIVE POWER

                                                                                                   525,434

                                                                                __________________________________________________
                                                                                10.              SHARED DISPOSITIVE POWER

                                                                                                   3,157,452

                ______________________________________________________________________________
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,682,886 shares

                ______________________________________________________________________________
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                ROW (11) EXCLUDES CERTAIN SHARES                                                                               [   ]

                ______________________________________________________________________________
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.8

                ______________________________________________________________________________
14.           TYPE OF REPORTING PERSON
                IN

SCHEDULE 13D

CUSIP No.  501014 10 4                                                                                            Page 6 of 12

1              NAME OF REPORTING PERSON                                                          I.R.S. IDENTIFICATION NUMBER

                Sandra McAleer Middlebrooks

                ______________________________________________________________________________

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)    [X]
                                                                                                                                                     (b)    [   ]

                ______________________________________________________________________________
3.             SEC USE ONLY

                ______________________________________________________________________________
4.             SOURCE OF FUNDS
                OO

                ______________________________________________________________________________
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                        [   ]

                ______________________________________________________________________________
6.             CITIZENSHIP OR PLACE OF ORGANIZATION
                USA

                ______________________________________________________________________________
NUMBER OF                                                        7.                SOLE VOTING POWER
SHARES BENEFICIALLY OWNED
BY EACH REPORTING                                                         497,724
PERSON WITH                                                    __________________________________________________
                                                                                8.               SHARED VOTING POWER

                                                                                                  3,157,452

                                                                                __________________________________________________
                                                                                9.              SOLE DISPOSITIVE POWER

                                                                                                 497,724

                                                                                __________________________________________________
                                                                                10.           SHARED DISPOSITIVE POWER

                                                                                                3,157,452

                ______________________________________________________________________________
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,655,176 shares

                ______________________________________________________________________________
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                ROW (11) EXCLUDES CERTAIN SHARES                                                                               [   ]

                ______________________________________________________________________________
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.8

                ______________________________________________________________________________
14.           TYPE OF REPORTING PERSON
                IN

SCHEDULE 13D

CUSIP No.  501014 10 4                                                                                            Page 7 of 12

1              NAME OF REPORTING PERSON                                                         I.R.S. IDENTIFICATION NUMBER

                Elizabeth McAleer Tillman

                ______________________________________________________________________________

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)    [X]
                                                                                                                                                     (b)    [   ]

                ______________________________________________________________________________
3.             SEC USE ONLY

                ______________________________________________________________________________
4.             SOURCE OF FUNDS
                OO

                ______________________________________________________________________________
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                        [   ]

                ______________________________________________________________________________
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

                USA

                ______________________________________________________________________________
NUMBER OF                                                        7.                SOLE VOTING POWER
SHARES BENEFICIALLY OWNED
BY EACH REPORTING                                                         543,704
PERSON WITH                                                    __________________________________________________
                                                                                8.                SHARED VOTING POWER

                                                                                                   3,157,452

                                                                                __________________________________________________
                                                                                9.                SOLE DISPOSITIVE POWER

                                                                                                   543,704

                                                                                __________________________________________________
                                                                                10.              SHARED DISPOSITIVE POWER

                                                                                                   3,157,452

                ______________________________________________________________________________
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,701,156 shares

                ______________________________________________________________________________

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                ROW (11) EXCLUDES CERTAIN SHARES                                                                               [   ]

                ______________________________________________________________________________
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.9

                ______________________________________________________________________________
14.           TYPE OF REPORTING PERSON
                IN

Item 1.                  Security and Issuer

                This statement relates to the Common Stock, no par value (“Common Stock”), of Krispy Kreme Doughnuts, Inc., a North Carolina corporation (the “Company”).  The principal executive offices of the Company are located at 370 Knollwood Street, Suite 500, Winston-Salem, NC 27103.

Item 2.                  Identity and Background

              (a), (b) and (c)    This statement is filed by (i) McAleer Investments Limited Partnership (“McAleer Investments”), (ii) John N. McAleer, (iii) Jeanne McAleer Sanderford, (iv) Shannon McAleer Silvernail, (v) Patricia McAleer Dorgan, (vi) Sandra McAleer Middlebrooks, and (vii) Elizabeth McAleer Tillman (collectively, the “Reporting Persons”), as members of a group.  Mr. McAleer, Mrs. Sanderford, Mrs. Silvernail, Mrs. Dorgan, Mrs. Middlebrooks, and Mrs. Tillman are the general partners of McAleer Investments.

             McAleer Investments, a limited partnership organized to hold the securities of the Company, was formed under the laws of the State of North Carolina and has its principal business and principal office at 4505 Country Club Road, Suite 210, Winston-Salem, NC 27104.  McAleer Investments intends to change its name to Jubilee Investments Limited Partnership.

              John N. McAleer is an individual whose business address is 370 Knollwood Street, Suite 500, Winston-Salem, NC 27103.  Mr. McAleer’s principal occupation is Vice Chairman of the Board and Executive Vice President, Concept Development of the Company, whose principal business is operating and franchising specialty stores that sell doughnuts.  The address of the Company is set forth in Item 1 above.

              Jeanne McAleer Sanderford is an individual whose residence address is 6148 Lennox Place, Mobile, AL 36693.  Mrs. Sanderford is a school teacher.

              Shannon McAleer Silvernail is an individual whose residence address is 195 Barrington Hall Drive, Macon, GA 31220.  Mrs. Silvernail is a homemaker.

              Patricia McAleer Dorgan is an individual whose residence address is 2024 Tuileries Cove, Biloxi, MS 39531.  Mrs. Dorgan is a homemaker.

              Sandra McAleer Middlebrooks is an individual whose residence address is 265 River Route, Magnolia Springs, AL 36555.  Mrs. Middlebrooks is a homemaker.

              Elizabeth McAleer Tillman is an individual whose residence address is 6637 South Winding Brook, Montrose, AL 36559.  Mrs. Tillman is a homemaker.

                (d)                None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations and similar misdemeanors).

                (e)                None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)                McAleer Investments is a North Carolina limited partnership.  Mr. McAleer, Mrs. Sanderford, Mrs. Silvernail, Mrs. Dorgan, Mrs. Middlebrooks, and Mrs. Tillman are United States citizens.

Item 3.                  Source and Amount of Funds or Other Consideration

                On December 29, 2000, McAleer Investments obtained 1,015,063 shares of Common Stock of the Company when its partners made capital contributions of certain of their shares of Common Stock in exchange for interests in the partnership.  The names of the general partners and limited partners of McAleer Investments, the number of shares of Common Stock of the Company contributed by each to McAleer Investments, and the partnership interest of each of the general and limited partners of McAleer Investments are described in Exhibits A and B to the Limited Partnership Agreement of McAleer Investments, which is attached to this Schedule 13D as Exhibit 99 and incorporated herein by reference.  The numbers set forth in Exhibit 99 with respect to shares of Common Stock of the Company do not reflect 2:1 stock splits that occurred on March 19, 2001 and June 14, 2001.

                The individual Reporting Persons were shareholders of Krispy Kreme Doughnut Corporation, the predecessor to Krispy Kreme Doughnuts, Inc.  They received shares of the Company’s Common Stock pursuant to a corporate reorganization in the form of a merger on April 5, 2000 in which each outstanding share of Krispy Kreme Doughnut Corporation was converted into the right to receive 20 shares of Common Stock of the Company and $15.00 in cash.

                The individual Reporting Persons purchased shares of Common Stock of the Company on April 5, 2000 for $21.00 per share in the Company’s initial public offering as follows: Mr. McAleer and his wife purchased 100 shares and 600 shares, respectively; Mrs. Sanderford purchased 600 shares (including 400 shares purchased by the Jeanne McAleer Sanderford Irrevocable Trust dated 12/20/91, a trust of which Mrs. Sanderford is the sole trustee); Mrs. Silvernail purchased 600 shares (including 400 shares purchased by the Shannon M. Silvernail Irrevocable Trust dated 10/20/91, a trust of which Mrs. Silvernail is the sole trustee); Mrs. Dorgan purchased 200 shares; Mrs. Middlebrooks and her husband each purchased 200 shares; and Mrs. Tillman purchased 200 shares.

                Mr. McAleer, Mrs. Sanderford, Mrs. Silvernail, Mrs. Dorgan, Mrs. Middlebrooks, and Mrs. Tillman each acquired 786,204 shares of Common Stock as distributions from the estate of Joseph A. McAleer, Sr. on September 26, 2001.  In addition, Mr. McAleer acquired beneficial ownership of an aggregate of 12,000 shares of Common Stock held by his children, which were distributed to them from the estate of Joseph A. McAleer, Sr. on September 28, 2001.  Mrs. Silvernail acquired beneficial ownership of an aggregate of 8,000 shares of Common Stock held by her children, which were distributed to them from the estate of Joseph A. McAleer, Sr. on September 26, 2001.  The shares of Common Stock described in this paragraph were reported in the original Schedule 13D filing of the Reporting Persons as beneficially owned by Mr. McAleer, as executor of the estate of Joseph A. McAleer, Sr.

Item 4.                  Purpose of the Transaction

                McAleer Investments was formed by the individual Reporting Persons and its limited partners, all of whom are members of the McAleer family, to provide a means for such members of the McAleer family to manage shares of Common Stock of the Company and to preserve family assets.  The individual Reporting Persons and the limited partners also desire to facilitate gifts of partnership interests among family members, to avoid transfers of partnership interests to non-family members, and to minimize the rights of future creditors of the family members with respect to the partnership’s assets.

                The individual Reporting Persons acquired shares of the Company for investment purposes.

                None of the Reporting Persons has any plan or proposal which relates to or would result in:

                (i)  the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                (ii)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                (iii)  a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                (iv)  any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                (v)  any material change in the present capitalization or dividend policy of the Company;

                (vi)  any other material change in the Company’s business or corporate structure;

                (vii) changes in the Company’s charter or bylaws or other action which may impede the acquisition of control of the Company by any person;

                (viii)  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                (ix)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                (x)  any action similar to any of those enumerated above.

Item 5.                  Interest in Securities of the Issuer

                (a)  and (b)           McAleer Investments beneficially owns 3,157,452 shares of Common Stock of the Company, or 5.9% of the issued and outstanding shares of Common Stock of the Company.  McAleer Investments possesses the sole power to vote and dispose of such shares.

                John N. McAleer beneficially owns 4,316,883 shares of Common Stock of the Company, or 8.0% of the issued and outstanding shares of Common Stock of the Company.   Mr. McAleer has sole power to vote and dispose of 1,159,431 shares of Common Stock, (i) 945,299 of which are held by Mr. McAleer directly, (ii) 4,000 of which are held by Lauren E. McAleer, Mr. McAleer’s daughter, (iii) 4,000 of which are held by Jennifer A. McAleer, Mr. McAleer’s daughter, (iv) 4,000 of which are held by Alexander B. McAleer, Mr. McAleer’s son, (v) 2,132 of which are held by a tax-qualified trust pursuant to the Krispy Kreme Profit-Sharing Stock Ownership Plan, and (vi) 200,000 of which are issuable upon the exercise of currently exercisable stock options.  Mr. McAleer shares power to vote and dispose of 3,157,452 shares of Common Stock, which are held by McAleer Investments.

                Jeanne McAleer Sanderford beneficially owns 3,626,956 shares of Common Stock of the Company, or 6.7% of the issued and outstanding shares of Common Stock of the Company.  Mrs. Sanderford has sole power to vote and dispose of 469,504 shares of Common Stock, which include 16,000 shares held by the Jeanne M. Sanderford Irrevocable Trust dated 12/21/91, a trust of which Jeanne McAleer Sanderford is the sole trustee, in which 8,000 shares are held for the benefit of Carter Reid Sanderford and 8,000 shares are held for the benefit of Ryan Nicolas Sanderford.  Mrs. Sanderford shares power to vote and dispose of 3,157,452 shares of Common Stock, which are held by McAleer Investments.

                Shannon McAleer Silvernail beneficially owns 3,725,876 shares of Common Stock of the Company, or 6.9% of the issued and outstanding shares of Common Stock of the Company.  Mrs. Silvernail has sole power to vote and dispose of 568,424 shares of Common Stock, which include 4,000 shares held by Emily Anne Silvernail, Mrs. Silvernail’s daughter and 4,000 shares held by Patrick Vaughan Silvernail, Mrs. Silvernail’s son.  Mrs.

Silvernail shares power to vote and dispose of 3,157,452 shares of Common Stock, which are held by McAleer Investments.

                Patricia McAleer Dorgan beneficially owns 3,682,886 shares of Common Stock of the Company, or 6.8% of the issued and outstanding shares of Common Stock of the Company.  Mrs. Dorgan has sole power to vote and dispose of 525,434 shares of Common Stock.  Mrs. Dorgan shares power to vote and dispose of 3,157,452 shares of Common Stock, which are held by McAleer Investments.

                Sandra McAleer Middlebrooks beneficially owns 3,655,176 shares of Common Stock of the Company, or 6.8% of the issued and outstanding shares of Common Stock of the Company.  Mrs. Middlebrooks has sole power to vote and dispose of 497,724 shares of Common Stock, which include (i) 456,204 shares held directly, (ii) 13,840 shares held by the John N. McAleer 1999 Trust for the benefit of Jennifer A. McAleer, Mr. McAleer’s daughter, a trust of which Mrs. Middlebrooks is the sole trustee, (iii) 13,840 shares held by the John N. McAleer 1999 Trust for the benefit of Lauren E. McAleer, Mr. McAleer’s daughter, a trust of which Mrs. Middlebrooks is the sole trustee, and (iv) 13,840 shares held by the John N. McAleer 1999 Trust for the benefit of Alexander B. McAleer, Mr. McAleer’s son, a trust of which Mrs. Middlebrooks is the sole trustee.  Mrs. Middlebrooks shares power to vote and dispose of 3,157,452 shares of Common Stock, which are held by McAleer Investments.

                Elizabeth McAleer Tillman beneficially owns 3,701,156 shares of Common Stock of the Company, or 6.9% of the issued and outstanding shares of Common Stock of the Company.  Mrs. Tillman has sole power to vote and dispose of 543,704 shares of Common Stock.  Mrs. Tillman shares power to vote and dispose of 3,157,452 shares of Common Stock, which are held by McAleer Investments.

                (c)                Between November 26, 2001 and December 5, 2001, Mrs. Sanderford, Mrs. Silvernail, Mrs. Dorgan, Mrs. Middlebrooks, and Mrs. Tillman each sold by means of broker transactions 330,000 shares of Common Stock of the Company, respectively, for an average price of $37.41 per share.

                                In addition, during the past 60 days, the Reporting Persons made certain gifts of Common Stock of the Company.  Mr. McAleer gifted 850 shares of Common Stock of the Company on December 11, 2001.  Mrs. Sanderford gifted 2,700 shares of Common Stock of the Company on November 21, 2001.  Mrs. Silvernail gifted 500 shares of Common Stock of the Company on December 13, 2001.  Mrs. Dorgan gifted 5,000 shares, 1,500 shares, and 2,750 shares of Common Stock of the Company on October 23, 2001, November 16, 2001, and December 10, 2001, respectively.  Mrs. Tillman gifted 29,000 shares of Common Stock of the Company on October 19, 2001.

                (d)                Other than as described under Item 5 (a and b) above, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

                (e)                Not applicable.

Item 6.                  Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                The individual Reporting Persons are siblings.  Pursuant to the Limited Partnership Agreement of McAleer Investments attached hereto as Exhibit 99 and incorporated herein by reference, the individual Reporting Persons and limited partners of McAleer Investments contributed shares of Common Stock of the Company to the partnership in exchange for partnership interests in McAleer Investments.  Pursuant to the Limited Partnership Agreement, McAleer Investments possesses sole voting and dispositive power with respect to all such shares

                Mr. McAleer is Vice Chairman of the Board and Executive Vice President, Concept Development, of the Company.

Item 7.                  Material to be Filed as Exhibits

                Exhibit 99            Limited Partnership Agreement of McAleer Investments Limited Partnership

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 28th day of February 2002.

                                                                                MCALEER INVESTMENTS LIMITED PARTNERSHIP

                                                                                    /s/ John N. McAleer
                                                                                By:  John N. McAleer
                                                                                Title:  General Partner

                                                                                   /s/ John N. McAleer
                                                                                John N. McAleer

                                                                                    /s/ Jeanne McAleer Sanderford
                                                                                Jeanne McAleer Sanderford

                                                                                    /s/ Shannon McAleer Silvernail
                                                                                Shannon McAleer Silvernail

                                                                                    /s/ Patricia McAleer Dorgan
                                                                                Patricia McAleer Dorgan

                                                                                    /s/ Sandra McAleer Middlebrooks
                                                                                Sandra McAleer Middlebrooks

                                                                                    /s/ Elizabeth McAleer Tillman
                                                                                Elizabeth McAleer Tillman